UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2023

Commission File Number 0-21388

Senstar Technologies Ltd.
(Translation of registrant’s name into English)

10th F. Gibor Sport Tower 7 Menachem Begin Road
Ramat Gan 5268102, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

This Report on Form 6-K is incorporated by reference into the Registrant's Registration Statements on Form S-8 - File Nos. 333-164696, 333-174127 and 333-190469.

EXPLANATORY NOTE

Senstar Technologies Ltd. (the “Company”) hereby furnishes the following documents as exhibits 99.1 and 99.2:

Exhibit 99.1	Interim Unaudited Consolidated Financial Statements of the Company as of June 30, 2023 and for the Six Months ended June 30, 2023 and June 30, 2022.

Exhibit 99.2	Operating and Financial Review and Prospects.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Senstar Technologies Ltd.

By:	/S/ Tomer Hay
Name:	Tomer Hay
Title:	Chief Financial Officer

Date: November 14, 2023

Exhibit Index

Exhibit 99.1	Interim Unaudited Consolidated Financial Statements of the Company as of June 30, 2023 and for the Six Months ended June 30, 2023 and June 30, 2022.

Exhibit 99.2	Operating and Financial Review and Prospects.